UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of August 2006

                            GRUPO TELEVISA, S.A.
             -------------------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
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                  (Address of principal executive offices)




     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F     X                      Form 40-F
                        -------                              -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                                  No     X
                     -----                                -----

     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 .)

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                                                   PRESS RELEASE
[LOGO - GRUPO TELEVISA, S.A.]                      FOR IMMEDIATE RELEASE
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      TELEVISA CO-PRODUCED SITCOM, "AMOR MIO", DEBUTS TO ENTHUSIASTIC
                       VIEWERS ON MEXICAN PRIMETIME

                 CAPTURES IMPRESSIVE 40% OF AUDIENCE SHARE

Mexico, D.F., August 24, 2006--Grupo Televisa, S.A. ("Televisa"; NYSE:TV; BMV:TLEVISA CPO) announced today that it has successfully launched a new Spanish-language television sitcom entitled "Amor Mio" on Mexican primetime. The 30-minute show, with an initial commitment of 150 episodes, has been received with widespread critical and viewer acclaim. The show features some of Televisa's biggest stars. In its debut evening on August 14, IBOPE, Mexico's leading independent rating service indicated that the sitcom captured 40% of viewers across the country and has maintained the same level since--a nearly unprecedented percentage for a primetime situational comedy. The show airs in Mexico Monday to Friday from 8:00 to 8:30 p.m. on Televisa's flagship network, Channel 2.

"Amor  Mio"  is  a  co-production   between  Televisa  and  an  Argentinean
consortium formed by the Cris Morena Group S.A. and Medios y Contenidos Producciones S.A.

Televisa owns the distribution rights for the program in Mexico and certain other territories in Europe, Latin America and Asia, while the consortium owns the distribution rights for the United States, Puerto Rico, and other territories.

                                    ###


Grupo Televisa, S.A., is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay television networks, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and live entertainment, feature film production and distribution, and the operation of a horizontal internet portal. Grupo Televisa also owns an unconsolidated equity stake in Univision, the leading Spanish-language media company in the United States, and in La Sexta, a free-to-air television venture in Spain.

     Televisa Investor Relations Contacts:      Media Relations Contacts:

     MICHEL BOYANCE / ALEJANDRO EGUILUZ         MANUEL COMPEAN
     Tel: +52 (55) 5261-2445                    Tel: +52 (55) 5728-3815
     Fax: +52 (55) 5261-2494                    Fax: + 52 (55) 5728-3632
     ir@televisa.com.mx                         mcompean@televisa.com.mx
     ------------------                         ------------------------

                                                LIN WU/JEREMY FIELDING
                                                Kekst and Company
                                                Tel: +1 (212) 521-4800

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                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             GRUPO TELEVISA, S.A.
                                             --------------------------------
                                                  (Registrant)


Dated: August 24, 2006                       By /s/ Jorge Lutteroth Echegoyen
                                                ------------------------------
                                             Name:  Jorge Lutteroth Echegoyen
                                             Title: Controller, Vice-President